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                                  EXHIBIT 4.4

                        MISSISSIPPI CHEMICAL CORPORATION
                      1995 RESTRICTED STOCK PURCHASE PLAN
                           FOR NONEMPLOYEE DIRECTORS

     1. Purpose. The purpose of the Mississippi Chemical Corporation 1995 Restricted Stock Purchase Plan for Nonemployee Directors (the ``Plan'') is to encourage directors (including emeritus directors) who are not officers or full-time employees of Mississippi Chemical Corporation (the ``Company'') or any of its subsidiaries (``Nonemployee Directors'') to invest their annual retainer fees in the common stock of the Company, thereby giving them a stake in the growth and profitability of the Company to enable them to represent the viewpoint of the shareholders of the Company more effectively and to encourage them to continue serving as directors.

     2. Shares Reserved. There is hereby reserved for issuance under the Plan an aggregate of 100,000 shares of common stock of the Company. Shares issued under the Plan may be either authorized but unissued shares or treasury shares. If any shares issued hereunder are thereafter acquired by the Company pursuant to rights reserved by the Company at the time of transfer as hereinafter described, such shares shall be added back to the number of shares reserved for issuance under the Plan.

     3. Election to Receive Retainer in Shares of Restricted Stock. Each Nonemployee Director may make an irrevocable election to receive his or her annual retainer in shares of restricted stock. An election pursuant to this paragraph 3 must be made in writing and filed with the Company before the first day of the annual retainer period. Any election shall be effective from the first day of the retainer period until terminated by the director by written notice given not less than six months prior to the date of termination. The election will entitle the Nonemployee Director to receive a number of shares of restricted stock determined by dividing 125% of the retainer for the ensuing 12-month period by the fair market value of one share of the Company's common stock. The result of such division shall be rounded up to the next whole share. For these purposes, the fair market value of the common stock shall be equal to the average of the closing price of the shares as reported on the NASDAQ National Market System (``NASDAQ'') for the last 20 trading days prior to the first day of each annual retainer period. In the event any person becomes a Nonemployee Director other than at the beginning of an annual retainer period, such person may make an election before the date on which the person becomes a Nonemployee Director, the election to be effective with respect to the amount of retainer applicable to the balance of such annual retainer period and at a fair market value equal to the average of the closing price of the shares on NASDAQ for the last 20 trading days prior to the director's first day of service.

     For purposes of this paragraph 3, an annual retainer period shall begin on the first day of September of any year in which the Plan is effective and end on the succeeding August 31.
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     4.  Terms and Conditions. Shares of restricted stock issued under the Plan shall be subject to the following terms and conditions:

       (a) If, within five years from the date of the transfer of the restricted stock, (i) the Nonemployee Director's service on the Board is terminated for any reason other than death, disability or retirement, or (ii) the Nonemployee Director elects to sell the shares of restricted stock back to the Company, the shares of restricted stock shall be repurchased by the Company (``Forfeiture Restriction'') at a per share price equal to the lesser of (A) the amount paid by the director for such restricted shares or
     (B) the fair market value of such shares on the date the director's service on the Board is terminated or the date the director elects to sell the shares, whichever is applicable. For these purposes, the fair market value of the common stock shall be equal to the average of the closing price of the shares as reported on NASDAQ for the last 20 trading days prior to the date of repurchase. The purchase price shall be paid in cash to the director within five business days after receipt by the Company of certificates representing the shares of restricted stock so forfeited.

       (b) Shares of restricted stock shall be free of the Forfeiture Restriction upon the expiration of a five-year period from the date of issuance or earlier upon the death, disability or retirement of the Nonemployee Director or the occurrence of a change of control of the Company as defined in paragraph 10 of the Company's 1994 Stock Incentive Plan.

       (c) Shares of restricted stock issued under the Plan may be subject to such other provisions, not inconsistent with the provisions of the Plan, as counsel for the Company shall consider appropriate from time to time, including such provisions as may be appropriate to comply with federal and state securities laws and stock exchange requirements.

     5. Nontransferability of Shares. Shares of restricted stock issued under the Plan shall not be transferable and may not be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of at any time prior to the expiration of the later of (i) six months after the date of issuance of shares of restricted stock (or on the date of the death or disability of the Nonemployee Director if such director dies or becomes disabled prior to the expiration of such six-month period) or (ii) the expiration of the Forfeiture Restriction with respect to such shares of restricted stock.

     6. Shareholder Rights. A Nonemployee Director who receives shares of restricted stock under the Plan shall have all of the rights of a shareholder with respect to such stock, including the right to receive dividends or other distributions in respect of such stock and to vote such stock as the record owner thereof, unless and until such stock is forfeited to the Company hereunder. However, the certificates representing shares of restricted stock issued under the Plan shall bear a legend indicating the nontransferability of the shares and the Forfeiture Restriction.
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     7.  Adjustments. If there is any change in the Company's common stock by means of a stock dividend or distribution, stock split-up, recapitalization, combination or exchange of shares, or by means of any merger, consolidation or other corporate reorganization in which the Company is the surviving corporation, the number of shares of stock thereafter available for issuance under the Plan shall be automatically adjusted on the same basis to give proper effect to such change. The terms and conditions of this Plan shall also be applicable to the shares issued to a Nonemployee Director as a result of a stock dividend, stock split, recapitalization, etc. with respect to any restricted shares.

     8. Amendment or Termination. The Board of Directors may terminate the Plan at any time or amend the Plan from time to time as it may deem proper; provided, however, that no such termination shall adversely affect any outstanding shares. The Plan may not be amended more frequently than once every six months and no amendment shall (a) adversely affect any outstanding shares, (b) result in any participant in the Plan losing his or her status as a ``disinterested person'' under Securities and Exchange Commission Rule 16b-3 (``Rule 16b-3'') with respect to any employee benefit plan of the Company, or (c) result in the Plan losing its status as a protected plan under Rule 16b-3.

     9. Shareholder Approval. The Plan was adopted by the Board of Directors on July 20, 1995, subject to shareholder approval. All certificates representing shares purchased prior to such approval shall be held by the Company until shareholder approval is obtained. In the event the Plan is not approved by January 1, 1996, the purchase price of the stock will be returned to the directors and the stock will be returned to the Company.